Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 9 April 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

PRESS RELEASE

License agreement with EFES Group brings Beck's into Turkey

Brussels, 9 April, 2002

Today, Interbrew, *The World's Local Brewer©*, signed a license agreement with the Turkish brewer EFES Group for the exclusive production and distribution of Beck's in the Republic of Turkey and Northern Cyprus. This agreement, which is subject to the final approval of the Turkish Competition Board, is Interbrew's first step into the Turkish beer market.

Under the license agreement, the EFES Group will exclusively produce and distribute Beck's, the German beer the most sold internationally, in the Republic of Turkey and Northern Cyprus. It extends the longstanding relationship between Interbrew and the EFES Group from their Romanian joint venture into the Republic of Turkey and Northern Cyprus.

The EFES Group is the number one brewer in Turkey, with a volume of 5.6 million hectolitres and a market share of 78 %. Its leading brand is EFES Pilsen. The total annual beer consumption in Turkey accounts for 7.2 million hectolitres, representing a per capita consumption of 10.8 litres.

"*We are very pleased to extend our relationship with the EFES Group.*" said Hugo Powell, Chief Executive Officer of Interbrew. *"It highlights our capability to bring the Beck's brand into new geographies, thereby leveraging the recently acquired international Trade Mark."*

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com